# PACIFIC SELECT DISTRIBUTORS, LLC
# (SEC I.D. No. 8-15264)

Statement of Financial Condition
as of December 31, 2022
and
Report of Independent
Registered Public Accounting Firm

**************

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934.
As a Public Document.



**Deloitte & Touche LLP**
695 Town Center Drive
Suite 1000
Costa Mesa, CA, 92626
USA

Tel:  714-436-7100
Fax:  714-436-7100
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and the Board of Directors of Pacific Select Distributors, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Select Distributors, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 27, 2023

We have served as the Company's auditor since 1987.

*Pacific Select Distributors, LLC*

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

| | | |
|---|---|---:|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 25,692,168 |
| Fixed maturity securities owned, at fair value | | 19,867,746 |
| Commissions and fees receivable | | 12,602,713 |
| Commission advances | | 518,694 |
| Taxes receivable | | 423,349 |
| Deferred tax asset | | 235,234 |
| Other assets | | 182,195 |
| **TOTAL ASSETS** | | $59,522,099 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Payable to affiliates, net | | $14,139,854 |
| Commissions and fees payable | | 3,437,369 |
| Accounts payable and accrued liabilities | | 29,651 |
| Total Liabilities | | 17,606,874 |
| Commitments and contingencies (Note 8) | | |
| Member's Equity: | | |
| Member's capital | | 291,794,526 |
| Accumulated deficit | | (249,879,301) |
| Total Member's Equity | | 41,915,225 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | | $59,522,099 |

See Notes to Financial Statement

NOTES TO FINANCIAL STATEMENT

1.    **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, LLC (PSD or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority.  PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life), a Nebraska domiciled stock life insurance company.  Pacific LifeCorp, a Delaware stock holding company, owns 100% of Pacific Life.  Pacific Mutual Holding Company (PMHC) is a Nebraska mutual holding company that owns 100% of Pacific LifeCorp.  Pacific Life, Pacific LifeCorp, and PMHC are referred to as the Parent Companies.

PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts (Variable Products) issued by Pacific Life and its wholly owned life insurance subsidiary, Pacific Life & Annuity Company (PL&A). Pacific Select Fund (PSF) is the investment vehicle provided to the Company's variable life insurance policyholders and variable annuity contract owners. PSD is also the distributor of the Pacific Funds Series Trust (PFST), a multi-class, open-end investment management company (Mutual Funds). Pacific Global Asset Management (PGAM), a wholly owned subsidiary of Pacific Life, manages the administration and distribution of the Mutual Funds.  PSD offers limited retail broker-dealer services that include selling variable annuities issued by Pacific Life and PL&A to customers advised by third party fiduciaries such as trust companies and registered investment advisers. With respect to these sales, PSD acts as the broker-dealer of record for the initial sale, but does not receive commissions or any form of consideration that would indicate a potential revenue stream. PSD has incurred operating losses and is dependent on the support from Pacific Life for its operations. PSD has a commitment from Pacific Life for additional capital funding, as may be required, for at least one year from the date of issuance of this financial statement.

The Company reports the financial statement as one operating segment. The Company's chief operating decision maker reviews the Company's financial performance at an aggregate level.

BASIS OF PRESENTATION

The accompanying financial statement of PSD has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement.  Actual results could differ from those estimates.

PSD has evaluated events subsequent to December 31, 2022 through the date the financial statement was available to be issued.  Economic and capital market uncertainties have arisen as a result of the spread of COVID-19.  The impact of COVID-19 on the Company is constantly evolving and its future effects are uncertain and cannot be reasonably estimated as of the date of this report.  There were no material impacts to PSD's financial statement as a result of COVID-19.  The Company continues to actively monitor direct and indirect impacts of the pandemic on its financial statement.

In October 2022, Pacific Life announced its agreement to sell its third-party credit asset management firm, Pacific Asset Management, LLC, whose clients include PFST, to Aristotle Capital Management, LLC.  The transaction is expected to close in the first half of 2023, subject to customary approvals and conditions.

FIXED MATURITY SECURITIES OWNED

Fixed maturity securities owned are reported at fair value.  See Notes 2 and 3 for information on PSD's fair value measurements and disclosure.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all short-term, highly liquid investments with a maturity of three months or less from purchase date. Cash equivalents consist primarily of money market securities.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due to PSD from the sale of financial products. Included in commissions and fees receivable are amounts due from PFST and PSF of $923,610 and $6,131,103, respectively. Commissions and fees payable represent amounts due to PSD's sales representatives in connection with the sales of financial products.

COMMISSION ADVANCES

Commission advances represent prepaid commissions to brokers for the sale of insurance contracts.

PAYABLE TO AFFILIATES, NET

PSD and Pacific Life enter into tri-party selling agreements with selling broker-dealers that state, among other things, that commissions payable to the selling broker-dealer are payable by Pacific Life through PSD.  Payable to affiliates, net, primarily represents commissions payable to Pacific Life in connection with these agreements, net of commissions and other receivables due from Pacific Life.

INCOME TAXES

PSD is included in the consolidated Federal income tax returns of PMHC.  PSD is allocated an income tax expense or benefit based principally on the effect of including its operations in the consolidated and combined returns in accordance with a tax allocation agreement with its Parent Companies.  For example, PSD will be reimbursed for tax benefits expected to be utilized in PMHC's current year consolidated tax returns.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

Additional discussion of income taxes is included in Note 4.


2.   **INVESTMENTS**

At December 31, 2022, fixed maturity securities owned consisted primarily of corporate bonds held at fair value. The fair value of PSD's fixed maturity securities owned was $19,867,746 as of December 31, 2022.

3.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Codification's Fair Value Measurements and Disclosures Topic establishes a hierarchy that prioritizes the inputs of valuation methods used to measure estimated fair value.  The determination of fair value requires the use of observable market data when available.  The hierarchy consists of the following three levels that are prioritized based on observable and unobservable inputs.

Level 1    Unadjusted quoted prices for identical instruments in active markets.  Level 1 financial instruments would include securities that are traded in an active exchange market.

Level 2    Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; and model-derived valuations for which all significant inputs are observable market data.

Level 3    Valuations derived from valuation techniques in which one or more significant inputs are not market observable.

All of PSD's fixed maturity securities owned are carried at fair value and are classified as Level 2 within the fair value hierarchy.

FAIR VALUE MEASUREMENTS

The Codification's Fair Value Measurements and Disclosures Topic defines fair value as the price that would be received to sell the asset or paid to transfer the liability at the measurement date.  This "exit price" notion is a market-based measurement that requires a focus on the value that market participants would assign for an asset or liability.

The fair values of all fixed maturity securities owned were determined by prices obtained from a third-party pricing service.  Management analyzes and evaluates prices received from independent third parties and determines whether they are reasonable estimates of fair value.  Management's analysis may include, but is not limited to, review of third-party pricing methodologies and inputs, analysis of recent trades, comparison to prices received from other third parties, and development of internal models utilizing observable market data of comparable securities.  The fair value of PSD's fixed maturity securities owned was not measured at lower than quoted prices.

The carrying values of cash and cash equivalents, receivables, and payables approximates fair value due to the short-term nature of these instruments.

4.    INCOME TAXES

As of December 31, 2022, PSD's deferred tax asset was $235,234, which consisted primarily of a deferred tax benefit related to cumulative trading losses on fixed maturity securities.

PSD does not have any net operating loss, capital loss, or tax credit carryforwards.

PSD did not record or release any unrecognized tax benefits during the year and does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date.

PSD is included in the consolidated Federal income tax returns of PMHC.  PMHC files income tax returns in U.S. Federal and various state jurisdictions.  PMHC is under continuous audit by the Internal Revenue Service (IRS) and is audited periodically by some state taxing authorities.  The IRS is currently examining PMHC's tax returns for the years ended December 31, 2013 through 2018.  The exam of the Federal tax returns through tax years ended December 31, 2012 has been completed and certain issues are under appeals.  The State of California is auditing tax year ended December 31, 2009 and certain issues are under protest.  PSD does not expect the current Federal and California audits to result in any material assessments.

5.    NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined.   As of December 31, 2022, PSD's net capital was $33,901,554, which exceeded its required minimum.

**6. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(1), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers and the Information Relating to the Possession or Control Requirements for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Operating under such exemption, PSD is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers or Information Relating to the Possession or Control Requirements for Brokers and Dealers.

**7. TRANSACTIONS WITH AFFILIATES**

A Service Plan adopted by PSF, an investment vehicle provided to Pacific Life's and PL&A's Variable Product owners, is in effect whereby the fund pays PSD, as distributor of the fund, a service fee for services rendered to shareholders of the fund or their variable contract owners. These services may include, but are not limited to: providing electronic, telephonic, and technological servicing support in connection with existing investments in the fund; answering questions regarding the fund, the portfolios, its portfolio managers and/or other service providers; payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations which assist in providing any of the services; and other services as described in the Service Plan.

In addition, a Distribution and Service Plan adopted by PSF, in accordance with Rule 12b-1 under the 1940 Act, is in effect whereby the fund pays PSD, as distributor of the fund, a distribution fee and a service fee. The distribution fee may be used by the Distributor for any activities or expenses primarily intended to result in the sale of the fund or variable contract, which may include, but are not limited to: compensation to, and expenses (including overhead expenses) of, financial consultants or other employees of the Distributor or of selling group members who engage in distribution of the fund; printing of prospectuses and reports other than for existing contract owners; advertising; and the preparation, printing and distribution of sales literature. The service fee may be used by the Distributor for the types of services provided under the Service Plan discussed above.

Pacific Life, PL&A and PGAM provide PSD with certain distribution, shareholder, investment and administrative services.

PSD offers limited retail broker-dealer services that include selling variable annuities issued by Pacific Life. See Note 1.

See Note 1 regarding the tax allocation agreement between PSD and its Parent Companies.

**8. COMMITMENTS AND CONTINGENCIES**

LITIGATION

From time to time, PSD may be subject to legal proceedings, claims and litigation in the ordinary course of business. PSD does not expect that the ultimate costs to resolve any such matters that may arise will have a material adverse effect on its financial position.

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